Erik Vayntrub Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel erv@capgroup.com thecapitalgroup.com

April 6, 2016

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Series”)
File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on March 29, 2016 to the Series’ Post-Effective Amendment No. 72 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 72 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), pursuant to which the Ultra-Short Bond Fund (the “Fund”) was registered with the U.S. Securities and Exchange Commission (the “Commission”) as the successor to the Cash Management Fund. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Fund’s Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on May 1, 2016 (the “Amendment”).

Summary Prospectus

A.	Fees and expenses of the fund

  The footnote indicating that the Fund’s “Other expenses” figures are based on estimated amounts for the current fiscal year should be revised to provide that the “Other expenses” figures are restated to reflect current fees.

Response: The “Other expenses” figures listed in the Fund’s “Annual fund operating expenses” table are based on amounts incurred during the Fund’s most recent fiscal year. Accordingly, no footnote is warranted, as the “Other expenses” figures are neither estimated nor restated. We have updated the disclosure by eliminating the footnote entirely.

B.	Principal investment strategies

  Because its name suggests that the Fund will focus on investments in bonds, please include disclosure required by Rule 35d-1 under the 1940 Act to the effect that the Fund will invest at least 80% of its assets in bonds.

Response: We have updated the disclosure to address this comment, as follows:

Normally, the fund invests at least 80% of its assets in bonds and other debt securities. The fund invests substantially in high-quality money market instruments….

We have also added the following supplemental disclosure to the Fund’s statutory prospectus under the heading “Investment objectives, strategies and risks”:

Normally, the fund invests at least 80% of its assets in bonds and other debt securities. This policy is subject to change only upon 60 days’ written notice to shareholders. The fund invests substantially in high-quality money market instruments….

Further, we have updated the disclosure in the Fund’s statement of additional information, under the caption “Certain investment limitations and guidelines,” to include the following:

The fund invests at least 80% of its assets in bonds and other debt securities. For purposes of this limit, debt securities include any debt instruments, including, but not limited to, commercial paper and other cash equivalents.

  The Commission generally requires a fund with the term “ultra-short” in its name to maintain a maximum dollar weighted average portfolio maturity that does not exceed two years. Please supplement the disclosure to confirm that the Fund’s maximum dollar weighted average portfolio maturity will not exceed two years, or, in the alternative, change the Fund’s name.

Response: As disclosed in the Fund’s statement of additional information, the Fund maintains a dollar-weighted average portfolio maturity of 60 days or less. In light of the Commission’s position that Form N-1A requires that the strategy disclosure required by Item 4 constitutes a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9, we have supplemented the disclosure under “Investment objectives, strategies and risks” in the Fund’s statutory prospectus to further address this comment by including the following:

The fund maintains a dollar-weighted average portfolio maturity of 60 days or less. The average portfolio maturity of the fund is dollar-weighted based upon the market value of the fund’s securities at the time of calculation.

  The disclosure states that the Fund invests substantially in high-quality money market instruments. Please define in the prospectus what is meant by “high-quality.”

Response: In light of the Commission’s position that Form N-1A requires that the strategy disclosure required by Item 4 constitutes a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9, we have updated the disclosure under “Investment objectives, strategies and risks” in the Fund’s statutory prospectus to address this comment, noting specifically that “the money market instruments in which the fund invests will generally be rated A-2 or better or P-2 or better by at least one Nationally Recognized Statistical Ratings Organization designated by the fund’s investment adviser.”

  Please explain what is meant by the disclosure that the Fund will only enter into repurchase agreements involving securities of the type in which it could otherwise invest, “excluding any maturity limitations.”

Response: As discussed, the Fund may generally enter into repurchase agreements involving securities in which it could otherwise invest; however, the Fund’s maturity limitations are not applicable to this requirement, such that the Fund may enter, for example, into repurchase agreements in which ten-year U.S. Treasury notes are posted as collateral by the repurchasing counterparty, notwithstanding the requirement that the Fund maintain a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. If the seller of the repurchase agreement defaults on its repurchase obligation and the Fund forecloses on such longer-dated collateral, the Fund will be required to immediately dispose of any assets that it is prohibited from holding or that otherwise violate the Fund’s investment guidelines and limitations.

  If the Fund intends to invest in securities issued by the Commonwealth of Puerto Rico or its agencies or instrumentalities as a principal investment strategy, please include strategy disclosure to that end and corresponding risk disclosure.

Response: The Fund does not intend to invest in securities issued by the Commonwealth of Puerto Rico or its agencies or instrumentalities as a principal investment strategy. Accordingly, we do not believe that additional strategy or risk disclosure in this respect is warranted.

C.	Principal risks

  Please consider whether the Fund’s risk disclosure is consistent with the Commission’s Division of Investment Management Guidance Updates No. 2014-01, “Risk Management in Changing Fixed Income Market Conditions,” and No. 2016-02, “Fund Disclosure Reflecting Risks Related to Current Market Conditions,” and, if necessary, revise the Fund’s disclosure as appropriate.

Response: We have reviewed the referenced guidance and have supplemented the Fund’s risk disclosure under the heading “Investment objectives, strategies and risks” with additional disclosure of applicable risks relating to changes in interest rates, effective maturities and durations, credit risks, redemption or call risks and liquidity risks.

  The disclosure states that the Fund may invest in variable and floating rate securities. Please confirm whether investments in variable and floating rate securities is a principal investment strategy of the Fund, and, if so, please supplement the disclosure accordingly.

Response: Although the Fund may invest in variable and floating rate securities, we do not consider such investments to be a principal investment strategy of the Fund. Accordingly, we do not believe that additional strategy disclosure in this respect is warranted.

  To the extent applicable, please supplement the Fund’s disclosure regarding interest rate risks to reflect any interest rate and duration risks specific to the types of securities in which the Fund invests.

Response: We have reviewed the Fund’s risk disclosure, as supplemented in response to Comment No. 7 above, and believe that the Fund’s risk disclosure is adequate.

D.	Investment results

  The narrative preceding the Fund’s investment results bar chart should include only a singular reference to a broad-based index as opposed to the current disclosure, which references “different broad measures of market results.”

Response: We have updated the disclosure to address this comment, as follows:

The following bar chart shows how the investment results of the Class 1 shares of the fund have varied from year to year, and the following table shows how the fund’s average annual total returns for various periods compare with ~~different~~ a broad measure~~s~~ of market results and other applicable measures of securities market results.

Statutory Prospectus

A.	Investment objective, strategies and risks

  We note that Form N-1A requires that the strategy disclosure required by Item 4 must constitute a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9. We note also that the strategy disclosure included in the Fund’s summary prospectus is identical to the strategy disclosure in the Fund’s statutory prospectus. Please supplement the Fund’s strategy disclosure in the statutory prospectus to ensure that the disclosure is compliant with Items 4 and 9 of Form N-1A.

Response: We have supplemented the strategy disclosure in the Fund’s statutory prospectus to address this comment. Among other things, we have added disclosure regarding the Fund’s ratings requirements and portfolio maturity limitations, the types of repurchase agreements in which the Fund intends to invest and the ability of the Fund to hold cash to the description of the Fund’s investment strategies included in response to Item 9 of Form N-1A.

  We note that the disclosure of investment risks lists “certain” risks associated with the Fund’s investment strategies. Item 9(c) of Form N-1A requires disclosure of the “principal” risks of investing in the Fund. Please clarify the disclosure by designating the listed risks a “principal risks,” or, if applicable, by clarifying which of the risks are principal and which are not.

Response: We have updated the disclosure to address this comment by clarifying that each of the risks listed are “principal” risks associated with the Fund’s investment strategies. Additionally, we have designated certain additional risks added in response to Comment No. 7 above as non-principal risks.

  In the paragraph immediately following the Fund’s risk disclosure, please clarify that the referenced investment strategies disclosed under “Investment objective, strategies and risks” are “principal” investment strategies.

Response: We have updated the disclosure to address this comment, as follows:

In addition to the principal investment strategies described above, the fund has other investment practices that are described in the statement of additional information, which includes a description of ~~certain~~ other risks related to the fund’s principal investment strategies and other investment practices.

B.	Management and organization

  The Fund discloses that “the total management fee paid by each fund for the previous fiscal year, in each case expressed as a percentage of average net assets of that fund, appears in the Annual Fund Operating Expenses table for each fund.” In the case of the Fund, this disclosure is inaccurate, as the figures in the fee table have been adjusted. Please revise this disclosure as required by Item 10(a) of Form N-1A.

Response: The management fee listed in the Fund’s “Annual fund operating expenses” table is not adjusted or restated. Additionally, although the “Other expenses” figures were initially listed as having been restated, as noted in our response to Comment No. 1 above, we have confirmed that those figures are based on amounts incurred during the Fund’s most recent fiscal year and such figures are neither estimated nor restated. Accordingly, no revisions to the disclosure are warranted in this respect.

  The prospectus under review relates only to Fund. Please limit the portfolio manager disclosure only to those individuals primarily responsible for managing the Fund’s portfolio, or, in the alternative, please explain why broader disclosure is warranted.

Response: As discussed, although the filing made pursuant to Rule 485(a) was intended solely to register the Fund with the Commission, the Fund is one of numerous series funds within the Series, each of which is registered under the Series’ Registration Statement. The Amendment to be subsequently filed pursuant to Rule 485(b) will include disclosure relating to all funds within the Series, including the Fund. Accordingly, the disclosure of portfolio managers in the Series’ statutory prospectus — which pertains to each of the funds within the Series — appropriately includes disclosure of each individual primarily responsible for managing the portfolio of any fund in the Series, including the Fund.

Statement of Additional Information

A.	Certain investment limitations and guidelines

  The disclosure regarding the Fund’s investment limitations and guidelines does not appear to be consistent with disclosure regarding the Fund’s investment strategies set forth in the Fund’s prospectus. Please explain, or, in the alternative, please revise the disclosure as necessary.

Response: We have revised the disclosure to address this comment.

  According to the disclosure in this section, the Fund invests in high-quality money market instruments rated in the two highest quality short-term categories by at least two NRSROs. Please confirm whether all debt securities in which the Fund invests, as disclosed in the prospectus, are subject to this requirement.

Response: We hereby confirm that the applicable ratings guidelines are applicable to all money market instruments and similar debt securities in which the Fund invests other than government securities. We have revised the disclosure to address this comment by clarifying that the money market instruments in which the Fund invests, such as commercial paper, commercial bank obligations and ultra-short-term debt securities, will generally be rated A-2 or better or P-2 or better by at least one Nationally Recognized Statistical Ratings Organization designated by the Fund’s investment adviser.

B.	Fund policies

  Because the Fund is no longer a money market fund, the Fund may not rely on a banking industry exception to its policy not to concentrate in any one industry. The Fund must either delete disclosure regarding the exception or disclose a fundamental policy as to industry concentration. If the Fund will concentrate in the banking industry (or any other industry), please also add applicable disclosure to the Fund’s prospectus in response to Items 4 and 9 of Form N-1A.

Response: The Fund will maintain a policy not to concentrate in any one industry. Accordingly, we have deleted the referenced disclosure regarding the banking industry exception to the fund’s non-concentration policy.

  If applicable, please disclose any fundamental policy of the Fund under Rule 35d-1.

Response: As explained in response to Comment No. 2 above, the Fund will normally invest at least 80% of its assets in bonds and other debt securities, as is required under Rule 35d-1. However, this will not be a fundamental policy that may not be changed without shareholder approval; rather, as will be disclosed in the Fund’s statutory prospectus, the Fund’s 80% investment policy will be subject to change only upon 60 days’ written notice to shareholders. As such, no revisions to the Fund’s disclosure are warranted in response to this comment.

Finally, the Series acknowledges that:

•	the Series is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, the Commission shall not be foreclosed from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Series may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel